UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat interactive Entertainment Technology, a Cayman Islands exempted company, (the “Company”) furnishes under the cover of Form 6-K/A the amended and restated disclosure of its report as the following, which supersedes the disclosure furnished under the report dated October 3, 2025:

On September 26, 2025, Blue Hat Interactive Entertainment Technology (the “Company”) completed the issuance of a total of 29,682,353 ordinary shares, par value $0.0000001 per share (the “Ordinary Shares”) (the “Securities”) at the average closing price of the Ordinary Shares in the past 30 trading days immediately before August 28, 2025, which is $1.7 per share, to certain designees of City Fields Enterprises Limited (the “Seller”). The Securities are restricted from trading for three years.

The issuance is pursuant to that certain Gold Purchase Agreement dated August 8, 2025 and the supplementary agreements dated August 28, 2025 by and between the Company and the Seller (collectively the “Agreements”). Pursuant to the Agreements, the Company shall pay $50,460,000 purchase price in the form of Ordinary Shares to purchase 500 kilogram gold. According to a power of attorney (the “POA”) between the Seller and Mr. Xiaodong Chen, the Company’s Chief Executive Officer and Chairman of the Board, the Seller irrevocably authorized Mr. Chen to act as sole and exclusive proxy to (i) attend the shareholders’ meeting of the Company; and (ii) exercise the voting rights under the laws and the Amended and Restated Memorandum and Articles of Association of the Company then in effect during the term when the Seller holds the Securities.

The Company’s Securities mentioned above were not registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and were offered and issued in reliance on the exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder for the issuance of the shares to the person who is a non-U.S. person as the securities were issued to the person through an offshore transaction which was negotiated and consummated outside the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer